24000976

ON

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| SEC FILE NUMBER |
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| 8-66774 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Centerview Partners LLC

SEC Mail Processing

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

FEB 2 8 2024

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

Washington, DC

31 West 52nd St., 22nd Floor

(No. and Street)

| New York | NY | 10019 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Jeanne Vicari | 212-380-2650 | jvicari@centerview.com |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Frankel & Starr, Certified Public Accountants, LLP

(Name – if individual, state last, first, and middle name)

| 1475 Franklin Ave | Garden City | NY | 11530 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 12/17/2009 | 3930 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

## OATH OR AFFIRMATION

I, Jeanne Vicari, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Centerview Partners LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

STEVEN DAVIDOVITCH
Notary Public, State of New York
No. 01DA6218405
Qualified in New York County
Commission Expires 3-1-2026

2-23-2024

Notary Public

Signature:

Title:
Vice President & Chief Operating Officer



**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CENTERVIEW PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2023

**Frankel & Starr,** Certified Public Accountants, LLP

Main Office:
1475 Franklin Avenue
Garden City, NY 11530
Phone: (516) 874-8800
Fax: (212) 683-5121

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Executive Committee and Members
Centerview Partners LLC

**Opinion on the Financial Statement**
We have audited the accompanying statement of financial condition of Centerview Partners LLC (the "Company") as of December 31, 2023, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Frankel & Starr, Certified Public Accountants, LLP

Garden City, New York
February 23, 2024

We have served as the Company's auditor since 2005.

CENTERVIEW PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023
(Dollars in 000's)

## ASSETS

| | |
|---|---|
| Cash | $ 117,569 |
| Property and equipment, net | 10,106 |
| Other assets | 40,915 |
| Total assets | $ 168,590 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Accounts payable, accrued expenses and other liabilities | $ 42,493 |
| Total liabilities | 42,493 |
| Members' capital | 126,097 |
| Total liabilities and members' capital | $ 168,590 |

The accompanying notes are an integral part of this financial statement.

CENTERVIEW PARTNERS LLC
NOTES TO THE STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

## NOTE 1 – ORGANIZATION AND NATURE OF OPERATION

Centerview Partners LLC (the "Company") is a Delaware limited liability company formed on February 25, 2004 and is majority owned by Centerview Partners Advisory Holdings LLC ("CPAH"), which is majority owned by Centerview Partners Holdings LP (the "Parent" or "Member"), together with the Parent and its ultimate subsidiaries, Centerview Partners UK LLP and Centerview Partners France SCS (the "Group"). The Group provides investment banking and strategic advisory services to a select client base. The Company has an arrangement to share certain revenues and expenses with the Group (See Note 4). The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(i).

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

### Use of Estimates

The preparation of financial statement in conformity with US GAAP requires management to make estimates and assumptions in the financial statement and accompanying notes. Management believes that estimates utilized in preparation of the financial statement are prudent and reasonable so that the financial statement are presented fairly. Actual results could differ from those estimates.

### Property and Equipment

Furniture, equipment, and leasehold improvements are recorded at cost, net of accumulated depreciation and/or amortization. Depreciation of furniture and equipment is recorded on a straight-line basis over the assets' estimated useful lives of five years and three years, respectively. Amortization of leasehold improvements is recorded on a straight-line basis over the assets' estimated useful lives or the lease terms, whichever is shorter.

## NOTE 3 – CONCENTRATION OF RISK

### Cash

At December 31, 2023, the Company's bank balances exceeded the FDIC limit of $250,000 by approximately $128,214,000.

## NOTE 4 – DUE TO/FROM RELATED PARTY

The Company is party to a Standing Intercompany Loan Agreement (the "Loan") with its Parent.

Advances, net of borrowings, charges and allocations, are due on demand and incur interest each month on the average monthly balance at the applicable Federal Short-Term Rate in effect for that month. The net effect of these items is included in the balance due from related party. As of December 31, 2023, the due to/from member loan balance was zero.

## NOTE 5 – PROPERTY AND EQUIPMENT

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2023:

| | |
|---|---|
| Leasehold improvements | $ 8,826,000 |
| Furniture and equipment | 4,157,000 |
| | 12,983,000 |
| Less: Accumulated depreciation and amortization | (2,877,000) |
| Net book value | $10,106,000 |

## NOTE 6 – INCOME TAXES

The Company is not a taxpaying entity for federal income tax purposes and thus no federal income tax expense has been recorded in the financial statement. Income of the Company is taxed to the Members in their respective returns. Certain state and local authorities levy taxes on the Company based on its net income and other factors. Accordingly, the Company provides for taxes on a current basis and also accounts for the differences between financial and tax basis.

The Company analyzed its tax filing positions in all of the federal and state jurisdictions where it is required to file income tax returns. Based on this review, no reserves for uncertain income tax positions were required.

The Company recognizes and measures its unrecognized tax benefits in accordance with US GAAP. Under that guidance, the Company evaluates tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable tax authority. Tax positions not deemed to meet a more-likely-than-not threshold would be recorded as a tax expense in the current year. As of December 31, 2023, the Company did not have uncertain tax positions with respect to income-based taxes that had a material impact on the Company's financial statement.

## NOTE 7 - NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company maintain net capital equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. At December 31, 2023, the Company had net capital of approximately $111,181,000 which exceeded the requirement of $100,000 by $111,081,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2023 was approximately 0.001:1.

## NOTE 8 – COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company is involved in various lawsuits and claims regarding, judicial, regulatory and arbitration proceedings, and inquiries. The Company records accruals for loss contingencies associated with these legal matters when it is probable that a liability will be incurred and the amount of the loss can be reasonably estimated. In the normal course of business, the Company has been named as a defendant in various matters. The Company believes that the resolution of these matters will not have a material adverse effect on the financial statement of the Company.

## NOTE 9 – LEASES

The Company has recognized all leases longer than twelve months on the Statement of Financial Condition as a lease liability with a corresponding right-of-use asset using the present value of the remaining rental payments. The right of use asset and lease liability are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. Future minimum lease payments for office space and equipment at December 31, 2023, consist of the following:

| | |
|---|---|
| 2024 | $ 4,532,000 |
| 2025 | 4,353,000 |
| 2026 | 4,746,000 |
| 2027 | 4,857,000 |
| 2028 | 5,136,000 |
| Thereafter | 27,301,000 |
| Minimum lease payments | 50,925,000 |
| Less: Imputed interest | (10,997,000) |
| Total lease liabilities | $ 39,928,000 |
| Weighted-average: | |
| Discount rate | 5.03% |
| Remaining lease terms | 9.89 years |

## NOTE 10 – SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statement was issued. There were no material subsequent events that required recognition or additional disclosures in the financial statement.